UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)

                             JP Foodservice, Inc.
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                    Common Stock Par Value $.01 Per Share
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                 466232 10 5
                          - - - - - - - - - - - - -
                                (CUSIP Number)

          Janet Langford Kelly, Senior Vice President, Secretary
                              and General Counsel
          Sara Lee Corporation, Three First National Plaza,
                            Chicago, Illinois 60602
                                 312/726-2600
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                July 17, 1996
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. ( )

          Check the following box if a fee is being paid with the statement ( ) (A fee is not required only if the report-ing person: (1) has a previous statement on file report-ing beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                 SCHEDULE 13D

          CUSIP No.      466232 10 5

           1         NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON

                     Sara Lee Corporation 36-208-9049
           2         CHECK THE APPROPRIATE BOX IF A MEMBER
                     OF A GROUP*                        (a)  ( )
                                                        (b)  (X)

           3         SEC USE ONLY

           4         SOURCE OF FUNDS*

                     OO

           5         CHECK BOX IF DISCLOSURE OF LEGAL
                     PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) OR 2(e)                   ( )

           6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland

                                    7    SOLE VOTING POWER
                    NUMBER
                                         5,138,210
                      OF
                                    8    SHARED VOTING POWER
                    SHARES
                                         -0-
                 BENEFICIALLY

                   OWNED BY         9    SOLE DISPOSITIVE POWER

                     EACH                5,138,210

                  REPORTING
                                    10   SHARED DISPOSITIVE POWER
                    PERSON
                                         -0-
                     WITH

           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                     EACH REPORTING PERSON

                     5,138,210

           12        CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES*    ( )

           13        PERCENT OF CLASS REPRESENTED BY
                     AMOUNT IN ROW (11)

                     32.1%

           14        TYPE OF REPORTING PERSON*

                     CO

                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
               ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.


          ITEM 1.   SECURITY AND ISSUER

                    Item 1 of Schedule 13D (as defined below) is hereby amended to read in its entirety as follows:

                    This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of Sara Lee Corporation to amend the Schedule 13D, filed on November 30, 1994 and amended by Amendment No. 1 thereto filed on December 16, 1994, Amendment No. 2 thereto filed on September 14, 1995, Amendment No. 3 thereto filed on November 30, 1995, Amendment No. 4 thereto filed on February 20, 1996 and Amendment No. 5 thereto filed on July 2, 1996 (such Schedule 13D as so amended being referred to herein as the "Schedule 13D"). Unless other-wise indicated, all capitalized terms used but not de-fined herein shall have the respective meanings set forth in the Schedule 13D.

          ITEM 2.   IDENTITY AND BACKGROUND

                    Item 2 of Schedule 13D is not being amended.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    Item 3 of Schedule 13D is not being amended.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 of Schedule 13D is not being amended.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 of Schedule 13D is not being amended.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELA-TIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                    Item 6 of Schedule 13D is hereby amended to read in its entirety as follows:

                    The Sara Lee Corporation is entitled to certain registration rights pursuant to an Amended and Restated Registration Rights Agreement, dated as of November 22, 1994, among PYA/Monarch, Inc. ("PYA"), a subsidiary of Sara Lee Corporation, the Issuer and certain other par-ties thereto which has been amended by a letter agreement dated July 16, 1996 between PYA and the Issuer. Such Registration Rights Agreement and letter agreement are included as exhibits to this Schedule 13D and are hereby incorporated by reference herein.

          ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

                    Item 7 of Schedule 13D is hereby amended to read in its entirety as follows:

                    Exhibit 1    Pages 13-15, 41, 47, 49-50 and 55
                                 of the Prospectus(1)

                    Exhibit 3 Conversion Agreement, dated as of November 15, 1994, among Sara Lee Corporation, the Issuer and the other stockholders of the Issuer prior to the initial public offering(1)

                    Exhibit 4 Lock-Up Agreement, dated November 18, 1994, among Sara Lee Corpora-tion and the Representatives and Lead Managers named therein(1)

                    Exhibit 5    Registration Rights Agreement,
                                 dated as of November 22, 1994,
                                 among the Issuer, PYA and the other
                                 stockholders named therein(1)

                    Exhibit 6 Proposal, dated November 30, 1995, from Sara Lee Corporation to
                                 Issuer(1)

                    Exhibit 7    Press Release, dated November 30,
                                 1995(1)

                    Exhibit 8    Press Release, dated February 20,
                                 1996(1)

                    Exhibit 9    Letter Agreement, dated July 16,
                                 1996, between PYA and the Issuer

          _____________________
          1    Previously filed.

          _______________________

          1    Previously filed.

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  July 18, 1996

          /s/ Janet Langford Kelly
          Signature

          Janet Langford Kelly, Senior Vice President,
          Secretary and General Counsel


                                Exhibit Index

          Exhibit No.       Exhibit                         Page

              9             Letter Agreement, dated
                            July 16, 1996, between
                            PYA and the Issuer